FORM 27
MATERIAL CHANGE REPORT

SECTION 75(2) OF SECURITIES ACT (ONTARIO),
SECTION 84(1)(b) OF THE SECURITIES ACT (SASKATCHEWAN),
SECTION 118(1) OF SECURITIES ACT (ALBERTA),
SECTION 67(1) OF SECURITIES ACT (BRITISH COLUMBIA),
SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA),
SECTION 76(2) OF SECURITIES ACT (NEWFOUNDLAND).

Item One - Reporting Issuer

NovaGold Resources Inc.
127 Via de Tesoros
Los Gatos, California 95032

Item Two - Date of Material Change

August 7, 2002

Item Three - Press Release

The attached press release was issued in Vancouver, British Columbia.

Item Four - Summary of Material Change

On August 7, 2002, NovaGold Resources Inc. announced the results from its on-going operations and exploration projects. NovaGold also announced the release of its interim operating results for the six-month period ended May 31, 2002.

Item Five - Full Description of Material Change

On August 7, 2002, NovaGold Resources Inc. announced the results from its on-going operations and exploration projects. NovaGold also announced the release of its interim operating results for the six-month period ended May 31, 2002.

Highlights

  Rock Creek Joint Venture agreement with TNR Resources has been finalized and a US$1 million exploration program initiated.

  Follow-up exploration drill holes at Donlin Creek continue to hit more near-surface, high-grade mineralization on two new discovery zones: Aurora and Far East. Highlights include: 12.2 meters grading 7.84 g/t gold (40 ft grading 0.23 oz/t) at the Far East Zone and 68 meters grading 3.57 g/t (223 ft grading 0.10 oz/t) including 31.5 meters grading 5.21 g/t (103 ft grading 0.15 oz/t) at the new Aurora Zone.

  NovaGold’s second quarter interim financial results have been released, showing continued cash flow from its Nome operations, and elimination of all long-term debt.

Rock Creek Joint Venture Finalized and Million Dollar Exploration Program Initiated

NovaGold Resources Inc. (TSE: NRI; OTC: NVGLF) and TNR Resources Ltd (CDNX: TRR) have finalized a joint venture agreement to advance the million-ounce Rock Creek Gold Project toward production within the next three years.

Under the terms of the agreement TNR Resources would earn a 49.9% interest in the project by spending US$10 million dollars on exploration and development to bring the project to production by June of 2005. After the earn-in, NovaGold and TNR Resources will form a JV company and contribute or dilute their percentage interest according to a straight-line formula. As part of the agreement, TNR Resources will issue 500,000 shares to NovaGold. The joint-venture intends to fast-track the exploration phase of the Project, with the objective of bringing Rock Creek to production within the three-year option period. This is the second joint-venture agreement signed between the two companies to advance two of NovaGold’s earlier stage wholly owned gold deposits.

In the first year of the agreement, TNR Resources will fund a US$1 million exploration and development program at Rock Creek. As previously announced TNR Resources is funding a US$500,000 program that is currently in progress at Shotgun. NovaGold will manage and operate the Rock Creek program while TNR Resources will manage and operate the Shotgun program.

The project exploration team has begun on-site work on the 3D geologic model with a focus on defining the at-surface higher-grade zones that would define the starter pit and enhance the early economics of mining the deposit. The deposits remain open along strike and down dip, with potential to significantly increase the gold resource with further drilling. Planning for the delineation and offset drilling program on the high-grade targets is underway. The Rock Creek exploration program will focus on defining the higher-grade gold mineralization using a combination of detailed structural mapping, trenching and drilling, as well as, multi-element geochemistry and geophysics in preparation for detailed engineering and pre-feasibility studies. NovaGold previously released a total Measured and Indicated Resource of 555,000 ounces grading 2.74 g/t gold with an additional Inferred Resource of 303,000 ounces of gold grading 2.78 g/t using a 1 g/t cut-off grade, based on work completed by NovaGold, Kennecott, Newmont and Placer Dome at Rock Creek. The adjacent Saddle deposit contains an additional Inferred Resource of 260,000 ounces of gold grading 2.61 g/t gold using a 1 g/t cut-off grade.

Donlin Creek Pre-Feasibility Drilling Continues

NovaGold initiated a Pre-Feasibility Study program at its Donlin Creek Gold Project in April 2002. NovaGold is on-track to complete the US$10 million earn-in expenditure by the fall of this year and thereby earn its 70% interest in the Donlin Creek Gold Project.

Follow-up exploration drill holes at the new Akivik, Far East and 400 target areas continue to hit encouraging new visual mineralization. The new near-surface gold mineralization discovered to date will increase the overall gold resource as defined in the March 2002 Scoping study and result in a reduction of the overall strip ratio by defining new gold mineralization within the modeled pit outlines that had previously been treated as waste. Follow-up drilling at the recent high-grade discovery between the Acma and Akivik zones has intersected a similar style of mineralization that is primarily hosted in intensely altered sedimentary rocks such as seen in hole DC02-723 that intersected 16.0 meters grading 32.95 g/t gold (52.5 feet grading 0.96 oz/t gold). This new style of sediment hosted mineralization has also been encountered in holes north of the Akivik zone a kilometer north of the Acma deposit. New assay results from this exciting zone are still pending and a detailed summary will be released when available.

The first results from the initial follow-up reverse circulation holes located in the Far East Zone include: DR02-786 which intersected four significant intervals of mineralization, the best of which was 12.2 meters grading 7.84 g/t gold (40 ft at 0.23 oz/t). This drill hole is just east of the discovery hole that intersected 17.9 meters grading 5.9 g/t Au (58 ft at 0.17 oz/t). These results are very encouraging as the intercepts represent more near-surface, high-grade (+5 g/t) mineralization hosted within the same intrusive porphyries as seen elsewhere on the property. Additional assays are still pending. Follow-up core drilling is planned for this new target area. The new Far East Zone is located 1/2 kilometer to the east of the South Lewis Deposit and two-kilometers east of the Acma deposit.

Step-out drilling on a new target area called the Aurora Zone located a kilometer west of the Acma deposit has intersected significant mineralized intervals of mineralized intrusive porphyry. This extends the known gold mineralization to over 3 kilometers east to west. The first exploration drill holes in the new Aurora Zone include: DC02-730 with 6 meters grading 5.45 g/t gold (20 ft at 0.16 oz/t); DC02-732 with 8.0 meters grading 4.56 g/t (26 ft at 0.13 oz/t) and 7.0 meters grading 3.93 g/t (23 ft at 0.11 oz/t); and DC02-744 containing 68 meters grading 3.57 g/t (223 ft at 0.10 oz/t) starting at just 50 meters depth and including 31.5 meters grading 5.21 g/t (103 ft at 0.15 oz/t). This new Aurora Zone mineralization is similar in style to that seen in the Acma deposit with stockwork veining and abundant sulfide mineralization within intrusive porphyry rocks. Assay results are still pending. Follow-up core drilling to define potential new resources is on-going.

NovaGold Interim Financials Released

NovaGold Resources Inc. announces the release of its interim operating results for the six-month period ended May 31, 2002. The Company is pleased to have again funded a portion of its exploration and development activities through positive cash-flow generated from its sand-and-gravel operations, gold royalties and land sales in Nome, Alaska. The Company's financial condition continued to improve with sustained cash-flow from operations, the elimination of all long-term debt and the recent completion of an $18.5 million equity financing with Salman Partners Inc. as lead agent in a syndicate including BMO Nesbitt Burns Inc. and Griffiths McBurney & Partners.

During the six-months ended May 31, 2002, the Company generated operating revenues of

$722,164 through the lease and sale of commercial and residential real estate, sand and gravel sales and gold royalties in Nome, Alaska. For the six-months ended May 31, 2002, the Company had a net loss of $2,088,960 ($0.06 loss per share) compared to net income of $691,357 ($0.03 per share) for the comparable period of the prior year. During the six-month period, the Company incurred $2,914,412 of capitalized exploration expenditures, including $2,785,928 on the Donlin Creek Gold Project.

The complete NovaGold Second Quarter Financial Report and Annual Report are available for download as Adobe Acrobat PDF files at www.novagold.net.

About NovaGold

A diversified natural resource company, NovaGold acquires and develops precious metal deposits in North America. NovaGold has no long-term debt, and has one of the largest gold resource bases of any junior mining company. The Company generates cash flow to fund exploration and development from its construction aggregate, gold royalties and land development operations in Nome, Alaska. NovaGold was one of the top performing stocks on the Toronto Stock Exchange (symbol NRI) in 2001 and again to-date in 2002. The Company’s shares also trade on the US OTC (symbol NVGLF). The Company has also initiated the process to allow for a listing on the American Stock Exchange later this year. Financial reports and other information, including the second quarter financial statement and other information are available at www.novagold.net.

Item Six - Reasons for Confidential Filing

Not Applicable.

Item Seven - Omitted Information

Not Applicable.

Item Eight - Senior Officer

Janice A. Stairs, Corporate Secretary, (902) 492-2013

Item Nine - Statement of Senior Officer

"The foregoing accurately discloses the material change referred to herein."

Executed this 16th day of August, 2002 at Halifax, Nova Scotia by Janice A. Stairs, Corporate Secretary.

News Release	Toronto Stock Exchange: NRI U.S. OTC Symbol: NVGLF

Rock Creek Exploration Started; New Aurora Zone Discovered at Donlin

August 7, 2002, Vancouver – NovaGold Resources Inc. (TSE: NRI; OTC: NVGLF) is pleased to announce the results from its on-going operations and exploration projects.

Highlights

  Rock Creek Joint Venture agreement with TNR Resources has been finalized and a US$1 million exploration program initiated.
  Follow-up exploration drill holes at Donlin Creek continue to hit more near-surface, high-grade mineralization on two new discovery zones: Aurora and Far East. Highlights include: 12.2 meters grading 7.84 g/t gold (40 ft grading 0.23 oz/t) at the Far East Zone and 68 meters grading 3.57 g/t (223 ft grading 0.10 oz/t) including 31.5 meters grading 5.21 g/t (103 ft grading 0.15 oz/t) at the new Aurora Zone.
  NovaGold’s second quarter interim financial results have been released, showing continued cash flow from its Nome operations, and elimination of all long-term debt.

Rock Creek Joint Venture Finalized and Million Dollar Exploration Program Initiated NovaGold Resources Inc. (TSE: NRI; OTC: NVGLF) and TNR Resources Ltd (CDNX: TRR) have finalized a joint venture agreement to advance the million-ounce Rock Creek Gold Project toward production within the next three years.

Under the terms of the agreement TNR Resources would earn a 49.9% interest in the project by spending US$10 million dollars on exploration and development to bring the project to production by June of 2005. After the earn-in, NovaGold and TNR Resources will form a JV company and contribute or dilute their percentage interest according to a straight-line formula. As part of the agreement, TNR Resources will issue 500,000 shares to NovaGold. The joint-venture intends to fast-track the exploration phase of the Project, with the objective of bringing Rock Creek to production within the three-year option period. This is the second joint-venture agreement signed between the two companies to advance two of NovaGold’s earlier stage wholly owned gold deposits.

In the first year of the agreement, TNR Resources will fund a US$1 million exploration and development program at Rock Creek. As previously announced TNR Resources is funding a US$500,000 program that is currently in progress at Shotgun. NovaGold will manage and operate the Rock Creek program while TNR Resources will manage and operate the Shotgun program.

“The joint ventures with TNR Resources are excellent opportunities to accelerate the development of our Rock Creek and Shotgun gold deposits toward production” says Rick Van Nieuwenhuyse, president of NovaGold, “while allowing NovaGold to remain focused on advancing the Donlin Creek gold deposit to feasibility.” “We believe that the Rock Creek and Shotgun gold deposits have excellent potential for significant resource expansion and could be rapidly advanced to become a high-quality, low-cost mines,” says Gary Schellenberg, president of TNR Resources, “The NovaGold / TNR Resources strategic relationship is an opportunity to add significant new value for shareholders of both companies.” The project exploration team has begun on-site work on the 3D geologic model with a focus on defining the at-surface higher-grade zones that would define the starter pit and enhance the early economics of mining the deposit. The deposits remain open along strike and down dip, with potential to significantly increase the gold resource with further drilling. Planning for the delineation and offset drilling program on the high-grade targets is underway. The Rock Creek exploration program will focus on defining the higher-grade gold mineralization using a combination of detailed structural mapping, trenching and drilling, as well as, multi-element geochemistry and geophysics in preparation for detailed engineering and pre-feasibility studies. NovaGold previously released a total Measured and Indicated Resource of 555,000 ounces grading 2.74 g/t gold with an additional

Inferred Resource of 303,000 ounces of gold grading 2.78 g/t using a 1 g/t cut-off grade, based on work completed by NovaGold, Kennecott, Newmont and Placer Dome at Rock Creek. The adjacent Saddle deposit contains an additional Inferred Resource of 260,000 ounces of gold grading 2.61 g/t gold using a 1 g/t cut-off grade.

Donlin Creek Pre-Feasibility Drilling Continues

NovaGold initiated a Pre-Feasibility Study program at its Donlin Creek Gold Project in April 2002. NovaGold is on-track to complete the US$10 million earn-in expenditure by the fall of this year and thereby earn its 70% interest in the Donlin Creek Gold Project.

Follow-up exploration drill holes at the new Akivik, Far East and 400 target areas continue to hit encouraging new visual mineralization. The new near-surface gold mineralization discovered to date will increase the overall gold resource as defined in the March 2002 Scoping study and result in a reduction of the overall strip ratio by defining new gold mineralization within the modeled pit outlines that had previously been treated as waste. Follow-up drilling at the recent high-grade discovery between the Acma and Akivik zones has intersected a similar style of mineralization that is primarily hosted in intensely altered sedimentary rocks such as seen in hole DC02-723 that intersected 16.0 meters grading 32.95 g/t gold (52.5 feet grading 0.96 oz/t gold). This new style of sediment hosted mineralization has also been encountered in holes north of the Akivik zone a kilometer north of the Acma deposit. New assay results from this exciting zone are still pending and a detailed summary will be released when available.

The first results from the initial follow-up reverse circulation holes located in the Far East Zone include: DR02-786 which intersected four significant intervals of mineralization, the best of which was 12.2 meters grading 7.84 g/t gold (40 ft at 0.23 oz/t). This drill hole is just east of the discovery hole that intersected 17.9 meters grading 5.9 g/t Au (58 ft at 0.17 oz/t). These results are very encouraging as the intercepts represent more near-surface, high-grade (+5 g/t) mineralization hosted within the same intrusive porphyries as seen elsewhere on the property. Additional assays are still pending. Follow-up core drilling is planned for this new target area. The new Far East Zone is located 1/2 kilometer to the east of the South Lewis Deposit and two-kilometers east of the Acma deposit.

Step-out drilling on a new target area called the Aurora Zone located a kilometer west of the Acma deposit has intersected significant mineralized intervals of mineralized intrusive porphyry. This extends the known gold mineralization to over 3 kilometers east to west. The first exploration drill holes in the new Aurora Zone include: DC02-730 with 6 meters grading 5.45 g/t gold (20 ft at 0.16 oz/t); DC02-732 with 8.0 meters grading 4.56 g/t (26 ft at 0.13 oz/t) and 7.0 meters grading 3.93 g/t (23 ft at 0.11 oz/t); and DC02-744 containing 68 meters grading 3.57 g/t (223 ft at 0.10 oz/t) starting at just 50 meters depth and including 31.5 meters grading 5.21 g/t (103 ft at 0.15 oz/t). This new Aurora Zone mineralization is similar in style to that seen in the Acma deposit with stockwork veining and abundant sulfide mineralization within intrusive porphyry rocks. Assay results are still pending. Follow-up core drilling to define potential new resources is on-going.

NovaGold Interim Financials Released

NovaGold Resources Inc. announces the release of its interim operating results for the six-month period ended May 31, 2002. The Company is pleased to have again funded a portion of its exploration and development activities through positive cash-flow generated from its sand-and-gravel operations, gold royalties and land sales in Nome, Alaska. The Company's financial condition continued to improve with sustained cash-flow from operations, the elimination of all long-term debt and the recent completion of an $18.5 million equity financing with Salman Partners Inc. as lead agent in a syndicate including BMO Nesbitt Burns Inc. and Griffiths McBurney & Partners.

During the six-months ended May 31, 2002, the Company generated operating revenues of $722,164 through the lease and sale of commercial and residential real estate, sand and gravel sales and gold royalties in Nome, Alaska. For the six-months ended May 31, 2002, the Company had a net loss of $2,088,960 ($0.06 loss per share) compared to net income of $691,357 ($0.03 per share) for the comparable period of the prior year. During the six-month period, the Company incurred $2,914,412 of capitalized exploration expenditures, including $2,785,928 on the Donlin Creek Gold Project.

The complete NovaGold Second Quarter Financial Report and Annual Report are available for download as Adobe Acrobat PDF files at www.novagold.net.

About NovaGold

A diversified natural resource company, NovaGold acquires and develops precious metal deposits in North America. NovaGold has no long-term debt, and has one of the largest gold resource bases of any junior mining company. The Company generates cash flow to fund exploration and development from its construction aggregate, gold royalties and land development operations in Nome, Alaska. NovaGold was one of the top performing stocks on the Toronto Stock Exchange (symbol NRI) in 2001 and again to-date in 2002. The Company’s shares also trade on the US OTC (symbol NVGLF). The Company has also initiated the process to allow for a listing on the American Stock Exchange later this year. Financial reports and other information, including the second quarter financial statement and other information are available at www.novagold.net.

For more information on NovaGold contact:

Rick Van Nieuwenhuyse, President & CEO
Los Gatos, California, USA
(408) 655-6766
E-mail: RickVann@NovaGold.net

Tony Hayes, CFA, Investor Relations
Toronto, Ontario, Canada
(416) 368-0882; Toll Free 1 (866) 243-1059
E-mail: Tony.Hayes@NovaGold.net